

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Mr. Donald A. Merril
Chief Financial Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive
Suite 300
Frederick, MD 21701

>   **Re:**   **U.S. Silica Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed February 26, 2014**
>   **File No. 001-35416**

Dear Mr. Merril:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61
Results of Operations, page 66
Cost of Goods Sold, page 67

1.   We note your disclosure indicating that your cost of goods sold has increased $92.1 million, or 36%, for the year ended December 31, 2013 and that you attribute the change to increased sales volume and higher transportation costs that were "driven by increased sales volumes through transloads." We understand that these transportation costs are passed on to your customers. We also understand that you have significantly increased the amount of sales through transloads over the past two years and that you expect this trend to continue in 2014 based on statements made by your CEO in your fourth quarter

earnings call held on February 26, 2014. To provide investors with a better understanding of this current trend in your business, please quantify the amounts of transportation costs included in revenues and cost of sales that are attributable to sales made through transloads for each of the years ended December 31, 2013 and 2012 and provide proposed disclosure to be included in future filings which discusses the effect that these sales have on your total revenues and cost of sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining